UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-36101

RE/MAX HOLDINGS, INC.

(Wildlife Acquisition II LLC as successor by merger to RE/MAX Holdings, Inc.)

(Exact name of registrant as specified in its charter)

c/o Real REMAX Group Inc.
701 Brickell Avenue, 17th Floor
Miami, Florida 33131
Telephone: (305) 306-9553

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, par value $0.0001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Class A Common Stock: 0*

* As previously disclosed, on April 26, 2026, RE/MAX Holdings, Inc. (the “Company”), The Real Brokerage Inc., Real REMAX Group Inc. (formerly known as Rome Wildlife, Inc.) (“Real REMAX Group”), Wildlife Acquisition I Corp., a wholly owned subsidiary of Real REMAX Group (“Merger Sub I”), Wildlife Acquisition II LLC, a wholly owned subsidiary of Real REMAX Group (“Merger Sub II”), and 1587802 B.C. Unlimited Liability Company, a wholly owned subsidiary of Real REMAX Group, entered into an Arrangement Agreement and Plan of Merger (as amended on June 12, 2026, the “Merger Agreement”). On August 24, 2026, subject to the terms and conditions set forth in the Merger Agreement, Merger Sub I merged with and into the Company (the “First Merger”), with the Company surviving as a wholly owned subsidiary of Real REMAX Group, and, following the First Merger, the Company merged with and into Merger Sub II, with Merger Sub II surviving as a wholly owned subsidiary of Real REMAX Group. This Form 15 relates solely to the reporting obligations of the Company.

Pursuant to the requirements of the Securities Exchange Act of 1934, Wildlife Acquisition II LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 4, 2026

Wildlife Acquisition II LLC (as successor by merger to RE/MAX Holdings, Inc.)

By:	/s/ Leah Jenkins
Name:	Leah Jenkins
Title:	Chief Accounting Officer